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June 30, 2011

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:    The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) (the “Registrant”)

Dear Ms. O’Neal-Johnson:

We are writing in response to a telephone conference I had with you on June 2, 2011, with respect to correspondence filed on May 26, 2011 (“Response Letter”), which responded to comments you provided telephonically on May 2, 2011, with respect to the Registrant’s Post-Effective Amendment No. 88.  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.     Comment:       With respect to each fund’s expense table, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item for Class A shares to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:        While the Registrant understands the position of the staff of the U.S. Securities and Exchange Commission (“SEC”), the Registrant respectfully disagrees with such position for the reasons stated in the Response Letter.

2.     Comment:       With respect to a fund’s expense table, if the expense reimbursement agreement regarding transfer agency fees does not have an actual effect of lowering expenses, please delete or relocate the discussion of such agreement from any footnote to the fund’s expense table.

Response:        The Registrant understands the position of the SEC staff.  However, the requested change would result in an inconsistency between the fund’s Prospectus and the

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco

Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

currently effective prospectuses for certain other retail funds offered by the Registrant.  As the Registrant did not receive this comment on the annual update for those other retail funds, the Registrant will consider this comment in connection with its next annual update.

3.     Comment:       With respect to Emerging Markets Local Debt Fund and World Bond Fund, please state within the “Junk Bond Risk” paragraph of the Main Risks section that such bonds are speculative.  Please note that the SEC staff will not grant a request to accelerate the effective date of a post-effective amendment to the Registrant’s registration statement or grant the Registrant’s request for an order unless such disclosure is changed.

Response:        The Registrant understands the position of the SEC staff.  However, as noted in the Response Letter, the requested change would result in an inconsistency between the fund’s Prospectus and the currently effective prospectuses for certain other retail funds offered by the Registrant.  Additionally, the requested change would also result in an inconsistency between the fund’s Prospectus and the currently effective prospectuses for certain funds offered to variable annuity and variable life insurance separate accounts and qualified retirement plans (“HLS Funds”).  As this comment was not received on the annual update for the other retail funds or the annual update for the HLS Funds, the Registrant will consider this comment in connection with its next annual update.

4.     Comment:       With respect to World Bond Fund, please be aware that it is the staff’s position that a fund with the term “World” in its name must normally invest at least 40% of its assets in non-U.S. securities, and at a minimum must invest at least 30% of its assets in non-U.S. securities.  Please revise the Principal Investment Strategy section of the fund’s Prospectus to reflect this policy.  Please note that the SEC staff will not grant a request to accelerate the effective date of a post-effective amendment to the Registrant’s registration statement or grant the Registrant’s request for an order unless such disclosure is changed.

Response:        The SEC staff has previously indicated, including in its comments on the annual update for the other retail funds offered by the Registrant and the annual update for the HLS Funds, that funds with names similar to the fund adopt a policy to invest a minimum of 40% of their assets outside the United States under normal market conditions.  The Registrant believes that World Bond Fund’s investment strategy conforms to this comment as the fund’s Principal Investment Strategy indicates that it is intended for the fund “to invest at least 40% of its assets in foreign securities and other instruments.”  For the reasons noted in the Response Letter, the Registrant believes that including a statement that the fund must invest at least 30% of its assets in foreign securities is not required and is potentially misleading.  Therefore, while the Registrant understands the position of the SEC staff, the Registrant respectfully disagrees with such position.

Sincerely,

/s/ Kathryn S. Cohen

Kathryn S. Cohen

cc:	Alice A. Pellegrino
John V. O’Hanlon